UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 23)*

                      Coca-Cola Bottling Co. Consolidated
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   191098102
                                 (CUSIP Number)


                                 Gary P. Fayard
               Senior Vice President and Chief Financial Officer
                             The Coca-Cola Company
                              One Coca-Cola Plaza
                             Atlanta, Georgia 30313
                                 (404) 676-2121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                           Carol Crofoot Hayes, Esq.
                             The Coca-Cola Company
                              One Coca-Cola Plaza
                             Atlanta, Georgia 30313
                                 (404) 676-2121

                                January 2, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  - 191098102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Coca-Cola Company
        58-0628465

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [X]
                                                                (b)     [   ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e) N/A      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware


NUMBER OF       7       SOLE VOTING POWER
SHARES                   None
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 1,984,495 shares of Common Stock, $1.00 par value per
EACH                     share
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   1,984,495 shares of Common Stock, $1.00 par value per
WITH                     share

                10      SHARED DISPOSITIVE POWER
                         None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.05%

14      TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP No.  - 191098102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Coca-Cola Trading Company LLC
        59-1764184

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [X]
                                                                (b)     [   ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5       CHECK BOX IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e) N/A     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

NUMBER OF       7       SOLE VOTING POWER
SHARES                   None
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 1,984,495 shares of Common Stock, $1.00 par value per
EACH                     share
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   1,984,495 shares of Common Stock, $1.00 par value per
WITH                     share

                10      SHARED DISPOSITIVE POWER
                         None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.05%

14      TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP No.  - 191098102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Coca-Cola Oasis, Inc.
        88-0320762

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [X]
                                                                (b)     [   ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware


NUMBER OF       7       SOLE VOTING POWER
SHARES                   None
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 1,984,495 shares of Common Stock, $1.00 par value per
EACH                     share
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   1,984,495 shares of Common Stock, $1.00 par value per
WITH                     share

                10      SHARED DISPOSITIVE POWER
                         None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.05%

14      TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP No.  - 191098102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Carolina Coca-Cola Bottling Investments, Inc.
        58-2056767

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [X]
                                                                (b)     [   ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)         N/A                             [   ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware


NUMBER OF       7       SOLE VOTING POWER
SHARES                   None
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 1,984,495 shares of Common Stock, $1.00 par value per
EACH                     share
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   1,984,495 shares of Common Stock, $1.00 par value per
WITH                     share

                10      SHARED DISPOSITIVE POWER
                         None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.05%

14      TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                AMENDMENT NO. 23
                                       TO
                 STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

     This Amendment No. 23 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 22 (the "Schedule 13D"). Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated as follows:

     This statement is being filed by The Coca-Cola Company, and three of The Coca-Cola Company's direct or indirect wholly owned subsidiaries, namely The Coca-Cola Trading Company LLC ("Trading Company"), Coca-Cola Oasis, Inc. ("Oasis") and Carolina Coca-Cola Bottling Investments, Inc. ("Carolina" and, together with The Coca-Cola Company, Trading Company and Oasis, the "Reporting Persons"). Each of The Coca-Cola Company, Oasis and Carolina is a Delaware corporation, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121. Trading Company is a Delaware limited liability company, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121. Carolina is a direct wholly owned subsidiary of Oasis, Oasis is a direct wholly owned subsidiary of Trading Company, and Trading Company is a direct wholly owned subsidiary of The Coca-Cola Company.

     The Coca-Cola Company is the largest manufacturer, distributor and marketer of soft drink concentrates and syrups in the world, as well as the world's largest distributor and marketer of juice and juice-drink products.

     Certain information with respect to the directors or managers and executive officers of the Reporting Persons is set forth in Exhibit A(99.1) attached hereto, including each director's or manager's, as applicable, and each executive officer's business address, present principal occupation or employment, citizenship and other information.

     None of the Reporting Persons nor, to the best of their knowledge, any director, manager, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, manager, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 4.         PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

          Piedmont Coca-Cola Bottling Partnership (formerly known as CCBCC Coca-Cola Bottling Partnership and Carolina Coca-Cola Bottling Partnership, and called the "Partnership" in this Amendment), was formed pursuant to a Partnership Agreement dated July 2, 1993, as amended ("Partnership Agreement"), between Carolina Coca-Cola Bottling Investments, Inc., a subsidiary of The Coca-Cola Company ("KO Subsidiary"), and subsidiaries of Coca-Cola Bottling Co. Consolidated ("Coke Consolidated").

          On January 2, 2002, Piedmont Partnership Holding Company, a wholly owned indirect subsidiary of The Coca-Cola Company ("Piedmont") sold a 4.651% interest in the Partnership to Coca-Cola Ventures, Inc., a wholly owned indirect subsidiary of Coke Consolidated ("Ventures"), for a purchase price of $10 million. Following the sale, Piedmont has a 45.349% interest in the Partnership and Ventures has a 54.651% interest in the Partnership. Piedmont recognized a gain of approximately $4 million from the sale.

          In connection with the sale, Piedmont and Ventures amended the Partnership Agreement to reflect the new ownership percentages and to make certain other non-substantive changes.

          The Coca-Cola Company invests in bottling operations such as Coke Consolidated in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, The Coca-Cola Company regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Coke Consolidated. As part of this review, The Coca-Cola Company from time to time may consider, evaluate and propose various possible transactions involving Coke Consolidated or its subsidiaries, which could include, without limitation:

          (i) the possible acquisition of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

          (ii) possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Coke Consolidated or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

          (iii) the possible acquisition by Coke Consolidated or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Coke Consolidated or its subsidiaries.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     Exhibit A (99.1) - Directors and Executive Officers of the Reporting
                        Persons

     Exhibit B (99.2) - Securities Purchase Agreement, dated as of January 2,
                        2002, between Piedmont Partnership Holding Company and Coca-Cola Ventures, Inc.

     Exhibit C (99.3) - Assignment, dated as of January 2, 2002, between
                        Piedmont Partnership Holding Company and Coca-Cola Ventures, Inc.

     Exhibit D (99.4) - Master Amendment to Partnership Agreement, Management
                        Agreement and Definition and Adjustment Agreement, entered into as of January 2, 2002, by and among Piedmont Coca-Cola Bottling Partnership, CCBC of Wilmington, Inc., The Coca-Cola Company, Piedmont Partnership Holding Company, Coca-Cola Bottling Company Consolidated, and Coca-Cola Ventures, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE COCA-COLA COMPANY


                                        By:  /s/ Gary P. Fayard
                                        --------------------------------
                                             Gary P. Fayard
                                             Senior Vice President and
                                             Chief Financial Officer

Date: January 11, 2002



                                        THE COCA-COLA TRADING COMPANY
                                        LLC


                                        By:  /s/ Gary P. Fayard
                                        --------------------------------
                                             Gary P. Fayard
                                             Vice President and
                                             Chief Financial Officer

Date:   January 11, 2002



                                        COCA-COLA OASIS, INC.


                                        By:  /s/ Gary P. Fayard
                                        -------------------------------
                                             Gary P. Fayard
                                             Chief Financial Officer

Date: January 11, 2002



                                        CAROLINA COCA-COLA BOTTLING
                                        INVESTMENTS, INC.


                                        By:  /s/ Gary P. Fayard
                                        -------------------------------
                                             Gary P. Fayard
                                             President

Date: January 11, 2002

                                 EXHIBIT INDEX



EXHIBIT                         DESCRIPTION
-------                         -----------

A (99.1)        Directors, Managers and Executive Officers of the
                Reporting  Persons

B (99.2) Securities Purchase Agreement, dated as of January 2, 2002, between Piedmont Partnership Holding Company and Coca-Cola Ventures, Inc.

C (99.3)        Assignment, dated as of January 2, 2002, between
                Piedmont Partnership Holding Company and Coca-Cola
                Ventures, Inc.

D (99.4) Master Amendment to Partnership Agreement, Management Agreement and Definition and Adjustment Agreement, entered into as of January 2, 2002, by and among Piedmont Coca-Cola Bottling Partnership, CCBC of Wilmington, Inc., The Coca-Cola Company, Piedmont Partnership Holding Company, Coca-Cola Bottling Company Consolidated, and Coca-Cola Ventures, Inc.